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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment____)

                             STAR ENERGY CORPORATION
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   0001104671
                                   ----------
                                 (CUSIP Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 6, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 0001104671
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Dzhalovyan, Artur Andreasovich
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|
      (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      OO*
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization:

      Russian Federation
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Number of               7.    Sole Voting Power
Shares Beneficially           5,000,000
Owned By Each           8.    Shared Voting Power
Reporting                     -0-
Person                  9.    Sole Dispositive Power
                              5,000,000
                        10.   Shared Dispositive Power
                              -0-
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,000,000 shares of common stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|


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13.   Percent of Class Represented by Amount in Row (11)

      13.05% of the issued and outstanding shares of common stock**
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14.   Type of Reporting Person (See Instructions)

      IN
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*The Reporting Person received 5,000,000 shares of the Issuer's common stock in consideration for 100% of his interests in Volga-Neft Limited Company, a corporation formed under the laws of the Russian Federation, Samara Region, Privolzhsky. Such issuance represents 13.05% of the issued and outstanding shares of the Issuer.

**Based on 41,562,500 shares of the Issuer's common stock outstanding as of the date of the Reporting Event..

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of Star Energy Corporation, a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located 245 Park Avenue, 24th and 39th Floors, New York, New York 10167.

Item 2. Identity and Background

(a) The name of the person filing this statement: Artur Andreasovich Dzhalovyan (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: Samara Oblast, Serguievsky District, Chekalino, Naberezhnaya Street 25.

(c) The present principal occupation of the Reporting Person is Business Consulting. The name, principal business, and address of the organization in which such employment is conducted are as follows: Samara Oblast, Serguievsky District, Chekalino, Naberezhnaya Street 25.

(d) The reporting person is a citizen of Russia.

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received 5,000,000 shares of the Issuer's common stock in consideration for 100% of his interests in Volga-Neft Limited Company ("Volga"), a corporation formed under the laws of the Russian Federation, Samara Region, Privolzhsky

Item 4. Purpose of Transaction

Pursuant to a Stock Purchase Agreement dated October 6, 2006, by and among the Reporting Person, Olga Anatolyevna Dubrovskaya and the Issuer (the "Stock Purchase Agreement"), the Reporting Person acquired 5,000,000 shares of the common stock of the Issuer in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the `Securities Act"). As a result of the transaction contemplated by the Stock Purchase Agreement, Volga has become a wholly owned subsidiary of the Issuer. The Reporting Person wants to share in the rewards of being a shareholder in the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 41,562,500 issued and outstanding shares of common stock. The Reporting Person owns 5,000,000 shares (representing 13.05%) of the issued and outstanding common stock of the Issuer. The shares owned by the Reporting Person are subject to an exemption from the registration requirements of the United States securities laws under Regulation S promulgated under the Securities Act.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Stock Purchase Agreement, the Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement, dated October 6, 2006, by and among the Reporting Person, Olga Anatolyevna Dubrovskaya and the Issuer.

            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2006


                                By: /s/ Artur Andreasovich Dzhalovyan
                                    ---------------------------------
                                Name: Artur Andreasovich Dzhalovyan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).